November 18, 2015

VIA EDGAR

CONFIDENTIAL

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Mr. Rufus Decker, Accounting Branch Chief

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Xiniya Fashion Limited
Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 28, 2015 File No. 1-34958

Dear Ms. Jenkins:

China Xiniya Fashion Limited (the "Company") thanks the staff of the Securities and Exchange Commission (the "Staff") for its review of and comments on the Company's annual report on Form 20-F filed on April 28, 2015 (the "2014 Annual Report").

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company (i) acknowledges that neither (a) the Staff comments nor (b) changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings and (ii) further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company's responses to the Staff's comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company's responses relate to the marked version of the 2014 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

Page 2	November 18, 2015

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 12. Inventories, page F-19

1.

You disclose that you bought back certain excessive inventories from distributors during 2014 aggregating RMB 252.4 million so that the relationship with your authorized retailers and distributors could be developed in a healthy long-term manner. Please provide us the journal entries you recorded in 2014 to:

•	Reverse the revenues related to the items returned and
•	Record the returned inventory on your balance sheet.

Please tell us how you computed the related amounts and how they compare to the amounts recorded in the original sales transactions. If you did not fully reverse the revenues originally recorded when the inventory was returned in these failed salestransactions, please also tell us how your accounting treatment for the sales returns complies with IAS 18. In addition, please tell us and revise your disclosures to clarify whether the RMB 252.4 million amount represents the amount of revenues originally recorded, the amount of inventory removed from your balance sheet upon the original sales transactions or something else.

The Company respectfully advises the Staff that none of the distributor agreements contained, nor do they currently contain, any right of return provisions or similar rights. Historically, through 2013, there had been no sales returns by distributors.

The inventory buyback represented a 2014 initiative by the Company, solely at the Company's discretion, to reduce excess, older inventory in the retail channel (inventroy relating to years 2013 and prior). Although there was no obligation on behalf of the Company to do so, the Company initiated the 2014 buyback in order to further develop and strengthen its relationships with existing distributors by reducing the excess inventory in the retail channel. The table below sets forth the journal entries for the Company's accounting for the inventory buyback from select distributors, the write down of such inventory to net realizable value, the sale of a portion of repurchased inventory to others in 2014, and the recognition of a constructive obligation for potential additional inventory buybacks in 2015 from remaining distributors:

	RMB	RMB
	(Expressed in thousands)
To record buyback inventory from selected distributors
Inventory	252,414	-
Value added tax liability	48,596	-
Account receivables	-	301,010

To record write-down of inventory to net realizable value
Loss on inventory buyback (A)	99,610	-
Inventory	-	99,610

To record sale of buyback inventory in 2014 through local distribution channel
Cash	80,144	-
Loss on inventory buyback (A)	38,456	-
Value added tax liability	-	11,645
Inventory	-	106,955

To record sale of buyback inventory in 2014 through local distribution channel
Loss on inventory buyback (A)	136,200	-
Provision for liability (balance sheet)	-	136,200

(A)  Sum equals RMB274,266

Page 3	November 18, 2015

2.

In connection with this buyback, inventory was written down by RMB 99.6 million and you recognized a loss of RMB 38.5 million in connection with the sale of part of the buyback inventory outside of China through the Chinese local distribution channel. Subsequent to December 31, 2014, you sold all remaining buyback inventory outside of China through the Chinese local distribution channel. Please tell us whether any further losses were recognized in connection with the sale of the remaining buyback inventory outside of China subsequent to December 31, 2014. If so, please tell us the amount of the additional losses recognized on the sale of such inventory subsequent to December 31, 2014 and explain why you believe these inventories were appropriately reflected in your financial statements at December 31, 2014 at their net realizable value pursuant to the guidance in IAS 2.

The Company respectfully advises the Staff that in connection with this buyback, the Company sold all remaining buyback inventory outside of China through the Chinese local distribution channel in January 2015. The buyback inventory as of December 31, 2014 was written down to its net realizable value in accordance with the guidance in IAS 2, and no further losses were recognized subsequent to December 31, 2014. The loss was recorded in the 2014 consolidated statement of comprehensive loss and was determined based on the known resale price in January 2015, prior to completion and release of the financial statements and Form 20-F.

3.

In 2014, it appears you recorded a constructive obligation in the amount of RMB 136.2 million for estimated future sales returns subject to potential buyback arrangements pursuant to paragraph 17 of IAS 18. Please tell us the method you used to reliably estimate your obligation for future sales returns as of December 31, 2014, along with any significant assumptions used. Please explain how your sales to authorized retailers and distributors that are subject to potential buyback arrangements meet each of the criteria for revenue recognition outlined in paragraphs 14(a), (c) and (d) of IAS 18. Please also tell us your basis under IAS 18 for recording the offsetting entry to the loss on inventory buyback line item, rather than reducing the revenues line item for these estimated future sales returns.

The Company respectfully advises the Staff that none of the distributor agreements contained, nor do they currently contain, any right of return provisions or similar rights. The inventory buyback in 2014 represented an initiative by the Company, solely at the Company's discretion, to reduce excess, older inventory in the retail channel (inventory relating to years 2013 and prior).

As a result of this 2014 buyback of inventory from select distributors, the Company considered the provisions of IAS 37, paragraph 10. The Company made a determination that as a result of this event, a valid expectation had been created in which other distributors (those for which the Company did not agree to buyback inventory in 2014) may request the Company to buyback certain of their older, excess inventory in 2015.

As a result, the Company estimated a constructive obligation for the repurchase of older. excess inventory from remaining distributors in 2015. This constructive obligation liability of RMB 136.2 million (and resulting loss on inventory buyback) was recorded in 2014. The liability amount was estimated based on an evaluation of the number of remaining distributors and the estimate of older inventory held by such distributors. This constructive obligation does not represent an estimate of returns related to 2014 sales, and therefore, the provision was presented within Loss on Inventory Buyback in the consolidated statement of comprehensive loss. The Company did record its estimate of future returns of 2014 sales in accordance with IAS 18, as described below.

The Company records revenue pursuant to IAS 18. Revenue is recorded upon delivery of products to the distributors upon their acceptance of such products. At the time of delivery and acceptance, the Company no longer has ownership or legal title to the products, and the risks and rewards of the products are transferred to the distributors. Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns are estimated at the time of sale. The distributor agreements do not contain any right of return provisions or similar rights. Historically, through 2013, there had been no sales returns initiated by distributors.

For 2014 the Company recorded a sales return allowance (separate and apart from the constructive obligation) based on 5% of 2014 sales. The estimate for 2014 sales returns is presented as a reduction to sales, within the Revenue line item in the consolidated statement of comprehensive loss pursuant to IAS 18, paragraph 17. The sales return allowance represents the best estimate of future returns of 2014 sales based on the Company's experience in 2014.

* * *

Page 4	November 18, 2015

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact meat ngcheejiong@xiniya.com.

Very truly yours,

/s/ Chee Jiong Ng
Chee Jiong Ng
Chief Financial Officer

Enclosures

cc:	Qiming Xu, Chairman and Chief Executive Officer, China Xiniya Fashion Limited
Alan Seem, Shearman & Sterling LLP